Exhibit 99.1

NYSE, TSX: NTR	News Release

October 24, 2018

Nutrien Closes the Sale of its Equity Position in Arab Potash Company

Saskatoon, Saskatchewan – Nutrien Ltd. (“Nutrien”) announced today that it has completed the sale of its minority equity investment in Arab Potash Company (“APC”) to SDIC Mining Investment Co. Ltd. (“SDIC Mining”) for gross proceeds of $502 million.

Completion of the APC sale was required by the Competition Commission of India and Ministry of Commerce in China in providing their clearance for the merger of Agrium and PotashCorp to form Nutrien.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tons of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com